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Exhibit 11.1

Grupo TMM, S. A., and Subsidiaries
Computation of Earnings per Share (IAS & USGAAP)

(In thousands dollars except ratio data)	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998
Shares at the end of period	56,963,137	56,963,137	17,441,590	17,441,590	3,219,548
Yearly weighted average shares	56,963,137	18,693,635	17,441,590	13,705,204	3,219,548
IAS:
Net Income (Loss) from continuing operations	(42,609)	8,925	7,265	76,611	4,215
Net (Loss) Income from discontinued operations			(5,535)	(139,259)	(13,807)
Net Income (Loss)	(42,609)	8,925	1,730	(62,648)	(9,592)
Earnings (Loss) per share from continuing operations	(0.748)	0.477	0.417	5.590	1.309
(Loss) Earnings per share from discontinued operations			(0.318)	(10.161)	(4.288)
Earnings (Loss) per share	(0.748)	0.477	0.099	(4.571)	(2.979)
U.S. GAAP:
Net Income (Loss) from continuing operations	10,648	17,836	8,560	94,438	(3,620)
Net (Loss) Income from discontinued operations			(4,737)	(165,201)	(16,033)
Net (Loss) Income from extraordinary item-Net			(5,075)
Net Income (Loss)	10,648	17,836	(1,252)	(70,763)	(19,653)
Earnings (Loss) per share from continuing operations	0.187	0.954	0.491	6.891	(1.124)
(Loss) Earnings per share from discontinued operations			(0.272)	(12.054)	(4.980)
(Loss) Earnings per share from extraordinary item-Net			(0.291)
Earnings (Loss) per share	0.187	0.954	(0.072)	(5.163)	(6.104)

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  Exhibit 11.1